                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                         ALTERRA HEALTHCARE CORPORATION

                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                    02146C104

                                 (CUSIP NUMBER)

                AR INVESTMENTS LIMITED C/O UNSWORTH & ASSOCIATES
                       HERENGRACHT 483, 1017 BT, AMSTERDAM
                                 THE NETHERLANDS
                          TEL. NO.: 011-31-20-623-2205

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 18, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.  02146C104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            AR Investments Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  X

                                                           (b) ___

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RH Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VXM Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LXB Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HR Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barry Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                  (     )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.81%

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rachel Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vivian Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lillian Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Henry Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                           SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Monument Trust Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         IPC Advisors S.A.R.L.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxemburg

    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LMR Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The LMR Family Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         OO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caledonian Bank & Trust Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X

                                                           (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER        2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER    2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            IPC Advisors Senior Care Industry Fund, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  X

                                                           (b) ___

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         PN

                                SCHEDULE 13D

CUSIP No.  02146C104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            IPC Advisors Corp.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  X

                                                           (b) ___

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D

CUSIP No.  02146C104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            IPC Advisors Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  X

                                                           (b) ___

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.81 %

14.  TYPE OF REPORTING PERSON

         CO

         AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), HR Investments Limited, a Cayman Islands corporation ("HR Investments") Barry Trust, a Guernsey, Channel Islands trust ("Barry Trust"), Rachel Trust, a Guernsey, Channel Islands trust ("Rachel Trust"), Vivian Trust, a Guernsey, Channel Islands trust ("Vivian Trust"), Lillian Trust, a Guernsey, Channel Islands trust ("Lillian Trust"), Henry Trust, a Guernsey, Channel Islands trust ("Henry Trust"), The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trustee"), IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "LMR Trust") and Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Caledonian Trustee"), IPC Advisors Senior Care Industry Fund L.P., a Delaware limited partnership (the "IPC Fund"), IPC Advisors Limited, a corporation organized under the laws of the Cayman Islands ("IPC Limited"), and IPC Advisors Corp., a Delaware corporation ("IPC Corporation" and collectively with AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, Barry Trust, Rachel Trust, Vivian Trust, Lillian Trust, Henry Trust, the Monument Trustee, IPC, LMR Investments, LMR Trust, the IPC Fund and IPC Limited, the "Reporting Persons") hereby amend the report on Schedule 13D filed by the Reporting Persons on January 18, 2000 (the "Schedule 13D") in respect of common stock, par value $0.01 per share (the "Common Stock") of Alterra Healthcare Corporation, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 thereto filed on January 26, 2000 and further amended by Amendment No. 2 thereto filed on February 20, 2000, as set forth below. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13d is hereby amended and restated as follows:

     (a) The names of the persons filing this statement are AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), HR Investments Limited, a Cayman Islands corporation ("HR Investments"), Barry Trust, a Guernsey, Channel Islands trust ("Barry Trust"), Rachel Trust, a Guernsey, Channel Islands trust ("Rachel Trust"), Vivian Trust, a Guernsey, Channel Islands trust ("Vivian Trust"), Lillian Trust, a Guernsey, Channel Islands trust ("Lillian Trust"), Henry Trust, a Guernsey, Channel Islands trust ("Henry Trust"), The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trustee"), IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "LMR Trust"), Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Caledonian Trustee"), IPC Advisors Senior Care Industry Fund L.P., a Delaware limited partnership (the "IPC Fund"), IPC Advisors Limited, a corporation organized under the laws of the Cayman Islands ("IPC Limited"), and IPC Advisors Corp., a Delaware corporation ("IPC Corporation"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

     AR Investments is 100% owned by the Barry Trust, a Guernsey, Channel Islands trust. RH Investments is 100% owned by the Rachel Trust, a Guernsey, Channel Islands trust. VXM Investments is 100% owned by the Vivian trust, a Guernsey, Channel Islands trust. LXB Investments is 100% owned by the Lillian Trust, a Guernsey, Channel Islands trust. HR Investments is 100% owned by the Henry Trust, a Guernsey, Channel Islands trust.

     The Monument Trust Company Limited, a Guernsey, Channel Islands corporation, is the trustee (the "Monument Trustee") for the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust. The Monument Trustee has discretion regarding investment and voting decisions. LMR Protector Limited, a Cayman Islands corporation, has the power under the trust declarations to remove or replace the Monument Trustee.

     LMR Investments Limited, a Cayman Islands corporation owns 100% of the equity of IPC and LMR Family Trust, a Cayman Islands trust, owns 100% of the equity of LMR Investments Limited.

     The names of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, IPC Limited, and HR Investments are Henry Reichmann and J. B. Unsworth. The names of the directors and executive officers of the Monument Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors and executive officers of LMR Protector Limited are J.B. Unsworth and Joseph Reichmann.

     The names of the directors of IPC are Henry Reichmann and J.B. Unsworth. The names of the directors of LMR Investments are Henry Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Caledonian Trustee are W.S. Walker, D.G. Bird, G.J.R. Stein, A.J.E. Foster, D.S. Sargison, D.J.V. Burge, D.S. Walker, B.G.H. McGrath, Vijayabalan Murugesu and F.M. Barrie.

     The general partner of the IPC Fund is IPC Corp. and its manager is IPC Limited. The names of the directors of IPC Corp. are Gary Goodman, Manfred Walt and Dov Meyer.

     No shares of capital stock of IPC Corp. have been issued.

     (b) The business address for each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE.

     The business address of the Monument Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trustee is as follows:

Simon Brooks                  14 New Street, St. Peter Port, Guernsey
Stephen John Harlow           14 New Street, St. Peter Port, Guernsey
Simon Richard Henning         14 New Street, St. Peter Port, Guernsey
Geoffrey Robert Le Page       14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer           14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder            Canada Court, Upland Road, St. Peter Port,
                                Guernsey
Kenneth Rayner                Canada Court, Upland Road, St. Peter Port,
                                Guernsey

     The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

     The business address of IPC is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of IPC is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam.

     The business address of each of LMR Investments and IPC Limited is Walker House, Mary Street, Georgetown, Grand Cayman, Cayman Islands. The business address of each of the directors of LMR Investments and IPC Limited is Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

     The business address of the LMR Trust is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

     The business address of the Caledonian Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The business address of each of the directors and executive officers of the Caledonian Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

     The business address of each of the IPC Fund and IPC Corp. is 1209 Orange Street, Wilmington, Delaware 19801.

     (c) AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, IPC, IPC Limited and LMR Investments are corporations whose principal business is to hold, finance and participate in investments. Each of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust, the Henry Trust and the LMR Trust are trusts whose principal business is to hold assets on behalf of beneficiaries of the trust. The Monument Trustee and the Caledonian Trustee are corporations whose principal business is to provide professional trustee and corporate management services.

     The present principal occupation of each of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments is a corporate executive.

     The present principal occupation of each of the officers and directors of IPC, IPC Corporation and LMR Investments is a private investor.

     The present principal occupation of each of the officers and directors of IPC Corporation is real estate development.

     The present principal occupation of each of the directors and executive officers of the Monument Trustee is as follows:

     Simon Brooks             Chartered Accountant
     Stephen John Harlow      Chartered Accountant
     Simon Richard Henning    Chartered Accountant

     Geoffrey Robert Le Page  Accountant
     Andrew John Tabemer      Chartered Accountant
     Ansel Edwin Holder       Managing Director - Banking
     Kenneth Rayner           Head of Trust for British Isles.

     The present principal occupation of Joseph Reichmann is a corporate executive.

     The present principal occupation of each of the directors and executive officers of the Caledonian Trustee is as follows:

     W.S. Walker            Chairman of the Caledonian Trustee
     D.G. Bird              Non-executive Director of Caledonian Trustee
     G.J.R. Stein           Attorney-at-law with W.S. Walker & Company
     A.J.E. Foster          Attorney-at-law with W.S. Walker & Company
     D.S. Sargison          Managing Director of Caledonian Trustee
     D.J.V. Burge           Managing Director of Caledonian (Isle of
                              Man) Limited
     D.S. Walker            Assisting Managing Director of Caledonian Trustee
     B.G.H. McGrath         Assisting Managing Director of Caledonian Trustee
     Vijayabalan Murugesu   Assisting Managing Director of Caledonian Trustee
     F.M. Barrie            Assistant Secretary of Caledonian Trustee

     (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AR Investments, RH Investments, VXM Investments, LXB Investments, IPC Limited, HR Investments and LMR Investments are organized under the laws of the Cayman Islands.

     Each of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments and LMR Investments is a Canadian citizen.

     IPC is organized under the laws of Luxemburg. Each of the directors of IPC is a Canadian citizen.

     Each of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is organized under the laws of Guernsey, Channel Islands.

     The Monument Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trustee is a British citizen.

     Joseph Reichmann is an Israeli citizen.

     The Caledonian Trust is organized under the laws of the Cayman Islands.

     The Caledonian Trustee is organized under the laws of the Cayman Islands. The directors and executive officers of the Caledonian Trustee have the following citizenship:

         W.S. Walker            Cayman Islands
         D.G. Bird              Cayman Islands
         G.J.R. Stein           United Kingdom
         A.J.E. Foster          United Kingdom
         D.S. Sargison          United Kingdom
         D.J.V. Burge           United Kingdom
         D.S. Walker            Cayman Islands
         B.G.H. McGrath         Republic of Ireland
         Vijayabalan Murugesu   Malaysia
         F.M. Barrie            United Kingdom

     The IPC Fund is a Delaware limited partnership. The IPC Fund's general partner is IPC Corp. and its manager is IPC Limited. IPC Corp. is a Delaware corporation. Each of the officers and directors of IPC Corp. is a Canadian citizen.

     IPC Limited is organized under the laws of the Cayman Islands. Each of the directors of IPC Limited is a Canadian citizen.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

     Representatives of IPC and the Issuer previously held discussions with respect to a possible significant equity investment in the Issuer by IPC and/or its affiliates. In this connection, the Issuer provided certain confidential information to IPC pursuant to a confidentiality agreement. Pursuant to the confidentiality agreement, among other things, IPC has agreed through January 31, 2001, without the prior written consent of the Issuer (with certain exceptions), not to (i) acquire any additional voting securities or rights to acquire voting securities of the Issuer; (ii) make, or participate in any proxy solicitation or seek to influence the voting of securities of the Issuer; (iii) participate in a "group" with respect to any voting securities of the Issuer; or
(iv) otherwise act to seek control of the management, Board of Directors or policies of the Issuer.

     On April 26, 2000, the Issuer entered into a Purchase Agreement with RDVEPCO, L.L.C., a Michigan limited liability company, Group One Investors, L.L.C., a Michigan limited liability company and Holiday Retirement 2000, LLC, a Washington limited liability company, pursuant to which the Issuer agreed to issue between $138.0 million and $203 million of convertible senior debentures and convertible preferred shares.

     On May 18, 2000, the IPC Fund delivered two letters to the Board of Directors of the Issuer in which the IPC Fund proposed to purchase up to $205 million shares of convertible senior debentures and convertible preferred shares (the "Proposed Transaction"). Copies of these letters are attached to this amended Schedule 13-D as Exhibit 4.

     Concurrently with the consummation of the Proposed Transaction (as defined above), each of the Reporting Persons intends to transfer the shares of Common Stock of the Issuer held by them to the IPC Fund. The IPC Fund would issue limited partnership interests in consideration therefor.

     Except as noted above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. There can be no assurance that the Proposed Transaction will occur.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and restated as follows:

     AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments are each ultimately controlled by the Monument Trustee. IPC, LMR Investments and LMR Trust are each ultimately controlled by the Caledonian Trust. AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust, the Henry Trust, IPC, LMR Investments, LMR Trust, the IPC Fund, IPC Corp. and IPC Limited may be deemed to be a group pursuant to Section 13(d) (3) and Rule 13d-5(b)(1) of the Exchange Act. Except as disclosed in Item 4, the Reporting Persons and the other persons named in Item 2(a) have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between themselves and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 3. Joint Filing Agreement of the Reporting Parties, dated May 22, 2000.

     Exhibit 4.   Offer Letters dated May 17, 2000.

                                       SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated:  May 22, 2000

                             AR Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Barry Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             RH Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Rachel Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             VXM Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director

                             Vivian Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             LXB Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Lillian Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             HR Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Henry Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             The Monument Trust Company Limited in its capacity as Trustee of Barry Trust, Rachel Trust, Vivian Trust, Lillian Trust and Henry Trust

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director

                            IPC Advisors S.A.R.L.

                              /s/ J.B. Unsworth
                            ----------------------------
                            Name: J.B. Unsworth
                            Title: Manager


                            LMR Investments Limited

                              /s/ J.B. Unsworth
                            ----------------------------
                            Name: J.B. Unsworth
                            Title: Director


                            LMR Family Trust by Caledonian Bank
                            & Trust Limited in its capacity as Trustee

                              /s/ Fiona Barrie
                            ----------------------------
                            Name: Fiona Barrie
                            Title:


                            Caledonian Bank & Trust Limited in
                            its capacity as Trustee of the LMR Family
                            Trust

                              /s/ Fiona Barrie
                            ----------------------------
                            Name: Fiona Barrie
                            Title:


                            IPC Advisors Senior Care Industry Fund, L.P. by IPC Advisors Corp., its general partner

                              /s/ Manfred Walt
                            ----------------------------
                            Name: Manfred Walt
                            Title: Signing Officer


                            IPC Advisors Corp.

                              /s/ Manfred Walt
                            ----------------------------
                            Name: Manfred Walt
                            Title: Signing Officer

                            IPC Advisors Limited

                              /s/ J.B. Unsworth
                            ----------------------------
                            Name: J.B. Unsworth
                            Title: Director



                                 JOINT FILING STATEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall be not responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  May 22, 2000

                             AR Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Barry Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             RH Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Rachel Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director

                             VXM Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Vivian Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             LXB Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Lillian Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             HR Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             Henry Trust by The Monument Trust
                             Company Limited in its capacity as Trustee

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director

                             The Monument Trust Company Limited in its capacity as Trustee of Barry Trust, Rachel Trust, Vivian Trust, Lillian Trust and Henry Trust

                               /s/ Geoffrey Le Page
                             ----------------------------
                             Name: Geoffrey Le Page
                             Title:  Director


                             IPC Advisors S.A.R.L.

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Manager


                             LMR Investments Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director


                             LMR Family Trust by Caledonian Bank
                             & Trust Limited in its capacity as Trustee

                               /s/ Fiona Barrie
                             ----------------------------
                             Name: Fiona Barrie
                             Title:


                             Caledonian Bank & Trust Limited in
                             its capacity as Trustee of the LMR Family
                             Trust

                               /s/ Fiona Barrie
                             ----------------------------
                             Name: Fiona Barrie
                             Title:


                             IPC Advisors Senior Care Industry Fund, L.P. by IPC Advisors Corp., its general partner

                               /s/ Manfred Walt
                             ----------------------------
                             Name: Manfred Walt
                             Title: Signing Officer

                             IPC Advisors Corp.

                               /s/ Manfred Walt
                             ----------------------------
                             Name: Manfred Walt
                             Title: Signing Officer


                             IPC Advisors Limited

                               /s/ J.B. Unsworth
                             ----------------------------
                             Name: J.B. Unsworth
                             Title: Director